Exhibit 5.1

BARRY HOLLANDER

319 CLEMATIS STREET, SUITE 400

WEST PALM BEACH, FL. 33401

Mr. Henry Fong January 22, 2014

Chairman of the Board

FastFunds Financial Corporation

RE: Resignation

Dear Henry:

This letter is official notice of my resignation as Acting President and as a member of the Board of Directors of FastFunds Financial Corporation (“FFFC”) and any other officer and director positions held in any wholly owned, majority owned or minority owned subsidiary of FFFC effective as of January 22, 2014. As a result of my resignation, I no longer hold any position whatsoever with the Company.

As of December 31, 2013, I am owed the following amounts:

	•	accrued and unpaid fees for services provided thru December 31, 2013	$32,050
	•	note payable dated July 1, 2008	2,000
	•	note payable dated July 1, 2009	775
	•	accrued and unpaid interest thru December 31, 2013 on above notes	1,173

Total due			$35,998

Very truly yours,

/s/ Barry Hollander

Barry Hollander